EXHIBIT 99.2
ELBIT MEDICAL IMAGING LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 17, 2007
KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mordechay Zisser, Shimon Yitzhaki and Marc Lavine, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Medical Imaging Ltd. (the “Company”), standing in the name of the undersigned at the close of business on September 11, 2007, at the Annual General Meeting of Shareholders of the Company to be held at the Company’s offices, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Wednesday, October 17, 2007, at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.
     The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.
     The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposals No. 1, 3 through 10, 12, 15 and 18 (with regard to Proposals No. 2, 11, 13, 14, 16, 17 and 19, see the specific instructions set forth on the reverse side), and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Proposal 1: Re-election to the Company’s board of directors of eight (8) directors currently in office.* FOR WITHHOLD AUTHORITY (Nominees: Mordechay Zisser; Shimon Yitzhaki; Rachel Lavine; Abraham (Rami) Goren; Joshua (Shuki) Forer; David Rubner; Moshe Lion and Shmuel Perets) *INSTRUCTION: To withhold authority to vote for any individual nominee, cross out such nominee’s name. Proposal 2: Re-election of Mr. Zvi Tropp as an external director of the Company for an additional three-year term commencing on September 2, 2007. FOR AGAINST ABSTAIN Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 2.) YES NO Proposal 3: Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the fiscal year ended December 31, 2007 and authorization of the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year. FOR AGAINST ABSTAIN Proposal 4: Approval of the future purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries. FOR AGAINST ABSTAIN Proposal 5: Approval and ratification of a cash dividend paid by the Company on January 17, 2006. FOR AGAINST ABSTAIN Proposal 6: Approval and ratification of a cash dividend paid by the Company on April 19, 2007. FOR AGAINST ABSTAIN Proposal 7: Approval of a change in the Company’s name to Elbit Imaging Ltd., or any similar name approved by the Israeli Companies’ Registrar. FOR AGAINST ABSTAIN Proposal 8: Approval of an amendment to the terms of grant of options exercisable into the Company’s ordinary shares in such number as reflects the benefit granted, to all of the Company’s directors, other than Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors,

pursuant to which the maximum benefit granted shall be increased, all in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan, as amended. FOR AGAINST ABSTAIN Proposal 9: Approval and ratification of the coverage of the liability of directors of the Company, who are non-controlling shareholders of the Company and who were involved in the initial public offering of Plaza Centers N.V., a Dutch subsidiary of the Company on the London Stock Exchange, under Plaza Centers’ public offering of securities insurance policy. FOR AGAINST ABSTAIN Proposal 10: Approval of a grant by Plaza Centers of a deed of indemnity to the Company’s President and director, who also serves as a non-executive director of Plaza Centers. FOR AGAINST ABSTAIN Proposal 11: Approval of a grant by Plaza Centers of a deed of indemnity to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company. FOR AGAINST ABSTAIN Do you have a personal interest in the transaction underlying Proposal 11? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 11.) YES NO Proposal 12: Approval of a grant by Plaza Centers of 1,516,541 options exercisable into ordinary shares of Plaza Centers to certain directors of the Company, in accordance with Plaza Centers’ Incentive Plan. FOR AGAINST ABSTAIN Proposal 13: Approval of a grant by Plaza Centers of 3,907,895 options exercisable into ordinary shares of Plaza Centers to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company, in accordance with Plaza Centers’ Incentive Plan. FOR AGAINST ABSTAIN Do you have a personal interest in the transaction underlying Proposal 13? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 13.) YES NO Proposal 14: Approval of a service agreement dated October 26, 2006 entered into between Plaza Centers and Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered as the indirect controlling shareholder of the Company. FOR AGAINST ABSTAIN

Do you have a personal interest in the transaction underlying Proposal 14? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 14.) YES NO Proposal 15: Approval and ratification of two separate agreements entered into between Ms. Rachel Lavine, a director of the Company who served in various executive positions within the Company and companies under its control directly or indirectly, and each of the Company and Elscint Limited, a wholly-owned subsidiary of the Company, dated February 7, 2007, regarding her resignation from certain positions within the Company Group. FOR AGAINST ABSTAIN Proposal 16: Ratification of payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company. FOR AGAINST ABSTAIN Do you have a personal interest in the transaction underlying Proposal 16? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 16.) YES NO Proposal 17: Ratification of an amendment to the Company’s articles of association by substituting the current article 34 through 34F with new articles 34A through 34D regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 regarding, inter alia, insurance, indemnity and exemption of directors and officers. FOR AGAINST ABSTAIN Do you have a personal interest in the transaction underlying Proposal 17? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 17.) YES NO Proposal 18: Ratification of a grant by the Company, in accordance with the Amendment No. 3 to the Israeli Companies Law and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification accordingly. FOR AGAINST ABSTAIN Proposal 19: Ratification of a grant by the Company, in accordance with the Amendment No. 3 to the Israeli Companies Law and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification ac cordingly. FOR AGAINST ABSTAIN Do you have a personal interest in the transaction underlying Proposal 19? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 19.)

YES NO PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. Dated: ___, 2007 (Signature of Stockholder) (Signature of Stockholder) Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.